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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

AVEXIS, INC.
(Name of Subject Company (Issuer))

NOVARTIS AM MERGER CORPORATION
an indirect wholly-owned subsidiary of

NOVARTIS AG
(Name of Filing Persons (Offerors))

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

05366U100
(CUSIP Number of Class of Securities)

Felix R. Ehrat
Group General Counsel
Novartis AG
Lichstrasse 35
CH-4056 Basel
Switzerland
Telephone: +41-61-324-1111
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Joseph E. Gilligan
Joseph G. Connolly, Jr.
Hogan Lovells US LLP
555 13th Street, NW
Washington, DC 20002
Telephone: +1 (202) 637-5600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$8,687,565,742.00	$1,081,601.93

(1)
Estimated for purposes of calculating the filing fee only. Calculated by adding (a) 36,816,253 shares of AveXis, Inc. ("AveXis") common stock ("Shares") multiplied by $218.00, the offer price per Share, plus (b) 3,034,966 Shares potentially issuable upon exercise or vesting of equity compensation options, warrants, and similar securities, multiplied by $218.00, the offer price per Share. The calculation of the filing fee is based on information provided by AveXis as of April 5, 2018.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
Third-party tender offer subject to Rule 14d-1.

☐
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by (i) Novartis AM Merger Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Novartis AG, a company organized under the laws of Switzerland ("Parent"), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), of AveXis, Inc., a Delaware corporation ("AveXis"), at a purchase price of $218.00 per Share net to the seller in cash, without interest and subject to any tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase attached to this Schedule TO as Exhibit (a)(1)(A) (together with any amendments and supplements thereto, the "Offer to Purchase") and in the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B). Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO and is supplemented by the information specifically provided in this Schedule TO.

        Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase entitled "Summary Term Sheet" is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is AveXis, Inc., a Delaware corporation. AveXis' principal executive offices are located at 2275 Half Day Road, Suite 200, Bannockburn, Illinois, 60015. AveXis' telephone number at such address is (847) 572-8280.

        (b) This Schedule TO relates to the outstanding shares of common stock, par value $0.0001 per share, of AveXis. AveXis has advised Parent that, as of the close of business on April 5, 2018, 36,816,253 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled "Introduction" is incorporated herein by reference.

        (c) The information concerning the principal market in which the Shares are traded, and certain high and low sales prices for the Shares in that principal market, is set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet" and "The Offer—Price Range of the Shares; Dividends on the Shares" and is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a), (b), (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," and "The Offer—Certain Information Concerning Parent and Purchaser" and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i)—(viii), (x), (xii) The information set forth in the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix), (xi) Not applicable.

        (a)(2) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Background of the Offer; Past Contacts, Negotiations and Transactions," "The Offer—Purpose of the Offer; Plans for AveXis" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1), (3)-(7) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Price Range of the Shares; Dividends on the Shares," "The Offer—Purpose of the Offer; Plans for AveXis," "The Offer—Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (c)(2) Not applicable.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction," "The Offer—Terms of the Offer," "The Offer—Source and Amount of Funds" and "The Offer—Conditions of the Offer" is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a), (b) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Purpose of the Offer; Plans for AveXis" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

Item 9.    Persons/Assets Retained, Employed, Compensated or Used.

        (a) The information set forth in the sections of the Offer to Purchase entitled "Summary Term Sheet," "Introduction" and "The Offer—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements.

        (a), (b) Not applicable.

Item 11.    Additional Information.

        (a)(1) The information set forth in the sections of the Offer to Purchase entitled "The Offer—Certain Information Concerning Parent and Purchaser," "The Offer—Background of the Offer; Past Contacts, Negotiations and Transactions," "The Offer—Purpose of the Offer; Plans for AveXis" and "The Offer—The Merger Agreement; Other Agreements" is incorporated herein by reference.

        (a)(2), (3) The information set forth in the sections of the Offer to Purchase entitled "Introduction," "Summary Term Sheet," "The Offer—Purpose of the Offer; Plans for AveXis," "The Offer—The Merger Agreement; Other Agreements," "The Offer—Conditions of the Offer" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (a)(4) The information set forth in the sections of the Offer to Purchase entitled "The Offer—Source and Amount of Funds," "The Offer—Effect of the Offer on the Market for the Shares; NASDAQ Listing; Exchange Act Registration" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (a)(5) The information set forth in the sections of the Offer to Purchase entitled "The Offer—The Merger Agreement; Other Agreements" and "The Offer—Certain Legal Matters" is incorporated herein by reference.

        (b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated April 17, 2018.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on April 17, 2018.*
(a)(1)(G)	Power of Attorney for Novartis AG.*
(a)(1)(H)	Signing Authorization for Novartis AM Merger Corporation.*
(a)(5)(A)
Press Release issued by Novartis International AG on April 9, 2018, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(a)(5)(B)
Novartis AG Investor Presentation on April 9, 2018, attached as Exhibit (a)(5)(B) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(a)(5)(C)
Email message dated April 9, 2018 from Dr. Vas Narasimhan, Chief Executive Officer of Novartis AG, to the AveXis Employees, attached as Exhibit (a)(5)(C) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(a)(5)(D)
Transcript of Novartis AG analyst conference call on April 9, 2018, attached as Exhibit (a)(5)(D) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(a)(5)(E)
Transcript of Novartis AG conference call on April 9, 2018, attached as Exhibit (a)(5)(E) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of April 6, 2018, among Novartis AG, Novartis AM Merger Corporation and AveXis, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed by AveXis, Inc. with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(d)(2)	Confidentiality Agreement, dated as of March 5, 2018, between AveXis, Inc. and Novartis International AG.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2018

NOVARTIS AG
By	/s/ AUGUSTO LIMA
	Name:	Augusto Lima
	Title:	As Attorney
By	/s/ NIGEL SHEAIL
	Name:	Nigel Sheail
	Title:	As Attorney
NOVARTIS AM MERGER CORPORATION
By	/s/ KEREN HARUVI
	Name:	Keren Haruvi
	Title:	Authorized Signatory
By	/s/ JONATHAN EMERY
	Name:	Jonathan Emery
	Title:	Authorized Signatory

[Signature Page to Schedule TO]

 Exhibit Index

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated April 17, 2018.*
(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Form of Notice of Guaranteed Delivery.*
(a)(1)(F)	Summary Newspaper Advertisement as published in the New York Times on April 17, 2018.*
(a)(1)(G)	Power of Attorney for Novartis AG.*
(a)(1)(H)	Signing Authorization for Novartis AM Merger Corporation.*
(a)(5)(A)
Press Release issued by Novartis International AG on April 9, 2018, attached as Exhibit (a)(5)(A) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(a)(5)(B)
Novartis AG Investor Presentation on April 9, 2018, attached as Exhibit (a)(5)(B) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(a)(5)(C)
Email message dated April 9, 2018 from Dr. Vas Narasimhan, Chief Executive Officer of Novartis AG, to the AveXis Employees, attached as Exhibit (a)(5)(C) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(a)(5)(D)
Transcript of Novartis AG analyst conference call on April 9, 2018, attached as Exhibit (a)(5)(D) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(a)(5)(E)
Transcript of Novartis AG conference call on April 9, 2018, attached as Exhibit (a)(5)(E) to the Schedule TO-C filed by Novartis AG with the Securities and Exchange Commission on April 10, 2018 (incorporated herein by reference).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of April 6, 2018, among Novartis AG, Novartis AM Merger Corporation and AveXis, Inc., attached as Exhibit 2.1 to the Current Report on Form 8-K filed by AveXis, Inc. with the Securities and Exchange Commission on April 9, 2018 (incorporated herein by reference).
(d)(2)	Confidentiality Agreement, dated as of March 5, 2018, between AveXis, Inc. and Novartis International AG.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith.

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE
Exhibit Index